EXHIBIT 12.1

Verint Systems Inc. and Subsidiaries
Ratios of Earnings to Fixed Charges
and
Ratios of Earnings to Combined Fixed Charges and Preference Security Dividends

	Year Ended January 31,
(in thousands, except ratios)	2017	2016	2015	2014	2013
Earnings:
(Loss) income before provision (benefit) for income taxes	$(23,474)	$23,180	$21,403	$63,315	$67,764
Add: Fixed charges	43,302	40,218	42,151	34,330	35,900
Subtract: Noncontrolling interest in pre-tax income of subsidiaries	(3,616)	(5,526)	(6,293)	(6,081)	(5,783)
	$16,212	$57,872	$57,261	$91,564	$97,881

Fixed Charges and Preference Security Dividends:
Interest expense, including amortization of discounts	$21,018	$20,586	$27,529	$27,119	$27,544
Amortization of deferred debt-related costs	13,944	13,300	9,133	2,662	3,489
Interest component of rent expense	8,340	6,332	5,489	4,549	4,867
Total Fixed Charges	43,302	40,218	42,151	34,330	35,900
Dividends on convertible preferred stock (pre-tax)	—	—	—	211	18,883
Total Fixed Charges and Preference Security Dividends	$43,302	$40,218	$42,151	$34,541	$54,783

Ratio of Earnings to Fixed Charges	*	1.4	1.4	2.7	2.7

Ratio of Earnings to Fixed Charges and Preference Security Dividends	*	1.4	1.4	2.7	1.8

* Earnings were deficient in covering fixed charges by $27.1 million for the year ended January 31, 2017.

Earnings consists of our consolidated net income before income taxes, plus fixed charges, reduced by the non-controlling interest in the pre-tax income of a consolidated subsidiary that did not incur fixed charges. Fixed charges consist of interest expense (including only interest expense on third party indebtedness and excluding interest expense accrued on uncertain tax positions), amortization of debt discounts and capitalized expenses related to indebtedness as well as a portion of rental expense deemed by us to be representative of the interest factor within rental payments under operating leases. Preference security dividends represent the estimated amount of pre-tax earnings necessary to pay dividends on our previously outstanding Series A Convertible Preferred Stock. Dividends on our Series A Convertible Preferred Stock were cumulative. Our Series A Convertible Preferred Stock was canceled on February 4, 2013, in connection with our merger with CTI. No dividends had been declared or paid on our Series A Convertible Preferred Stock.